FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FOURTH QUARTER AND YEAR END 2004 RESULTS INCLUDING PLANT CLOSURE, EMPLOYEE CONSOLIDATION AND TRANSACTION CHARGES

TORONTO, Ontario (February 15, 2005) – Masonite International Corporation today announced its results for the fourth quarter and year ended December 31, 2004. Masonite International Corporation reports in U.S. dollars.

The Company’s fourth quarter and fiscal year 2004 earnings were impacted by plant closure, employee consolidation and transaction charges described in more detail below. The total impact of these items was $9.7 million pre-tax and is included in Other Expense. The effect of these charges are included in the Highlights below.

Unaudited Financial Highlights

Fourth Quarter 2004 versus 2003

☐	Earnings per share decreases 7.4%
☐	Net income decreases 6.4%
☐	Sales increase 25.1% to $570.2 million (organic growth 8%)
☐	EBITDA increases 24.1%
☐	EBITDA margin decreases to 13.56% from 13.66%
☐	EBIT increases 16.1%
☐	EBIT margin decreases to 10.12% from 10.91%

Unaudited Financial Highlights

Year Ended 2004 versus 2003

☐	Earnings per share increases 17.0%
☐	Net income increases 18.8%
☐	Sales increase 23.8% to $2.2 billion (organic growth 12%)
☐	EBITDA increases 23.0%
☐	EBITDA margin decreases to 13.14% from 13.22%
☐	EBIT increases 20.8%
☐	EBIT margin decreases to 10.23% from 10.48%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

	12/31/04	12/31/03	Change
SALES	$570.2	$455.9	25.1%
EBITDA	$77.3	$62.3	24.1%
EBIT	$57.7	$49.7	16.1%
OTHER EXPENSE, NET	$9.6	$2.7
INTEREST	$11.1	$8.4	32.0%
INCOME TAXES	$8.0	$8.4
NET INCOME	$27.3	$29.2	–6.4%
EPS	$0.50	$0.54	–7.4%
DILUTED EPS	$0.49	$0.53	–7.5%
AVERAGE SHARES (000’s)	54,794	54,154

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Year Ended

	12/31/04	12/31/03	Change
SALES	$2,199.9	$1,777.2	23.8%
EBITDA	$289.0	$234.9	23.0%
EBIT	$225.1	$186.3	20.8%
OTHER EXPENSE, NET	$7.7	$3.1
INTEREST	$40.0	$35.5	12.5%
INCOME TAXES	$42.7	$34.5
NET INCOME	$128.0	$107.7	18.8%
EPS	$2.34	$2.00	17.0%
DILUTED EPS	$2.29	$1.95	17.4%
AVERAGE SHARES (000’s)	54,773	53,857

Sales for the three month period ended December 31, 2004 were $570.2 million, a 25% increase over the $455.9 million reported in the same period in 2003. For the year ended December 31, 2004 sales were $2.2 billion, compared to $1.8 billion reported in the same period in 2003.

Net income for the three month period ended December 31, 2004 was $27.3 million compared to $29.2 million reported in the same period in 2003. Earnings per share were $0.50 for the three month period compared to $0.54 per share in the same period in the prior year. Net income for the year ended December 31, 2004 was $128.0 million compared to $107.7 million reported in the same period in 2003. Earnings per share were $2.34 for the year compared to $2.00 per share for the year ended December 31, 2003.

Organic sales growth was 8% in the fourth quarter and 12% for the year ended December 31, 2004. EBITDA margins declined slightly in the fourth quarter of 2004 compared to the fourth quarter of 2003 principally because of material and transportation cost increases not being fully offset by price increases. Costs continue to increase for petroleum-based products such as resins and foam, as well as for steel used in the Company’s exterior doors. Continuous effort is being made to manage the impact of these cost increases, including cost saving and pricing initiatives.

Depreciation and amortization expense is up $15 million from 2003 and has increased steadily each quarter, in part due to the five acquisitions completed during the year. As part of the purchase accounting for these acquisitions, certain amortizing intangible assets, including customer lists, have been recorded and are being amortized over their useful lives.

Included in Other Expense in the fourth quarter are costs associated with the shutdown of the Company’s Richmond, Indiana exterior steel door plant; the transfer of the Seoul, South Korea post forming molded door facing production to another facility; the consolidation of senior operating management in the Company’s Tampa, Florida headquarters; and the previously announced transaction with Kohlberg Kravis Roberts & Co. (“KKR”).

The shutdown of the Richmond operation, the Company’s smallest exterior door facility acquired in the Johnson Door transaction in 1997, is part of the Company’s ongoing program of rationalization of exterior door capacity and standardization of exterior door production and product specifications. The charges at the South Korea operation are the result of transferring all of that facility’s molded door facing production to the Company’s molded door facing plant in Malaysia, which was acquired in the third quarter of 2004. Employee consolidation in the Company’s Tampa headquarters, which included employee transfer and severance costs, is the completion of the consolidation in Tampa of key operating executives that began with the shutdown of the former Masonite Corporation Chicago headquarters in 2002. The Company has incurred significant legal, accounting and other costs related to the proposed KKR transaction.

The Richmond facility shutdown resulted in a charge to Other Expense of $4.2 million, primarily for severance and asset impairment charges. The transfer of the South Korea production resulted in a charge to Other Expenses of $0.6 million, primarily for employee termination costs. At this time, the Company expects that in the first quarter of 2005 an additional $1.5 million will be incurred for the Richmond shutdown and the South Korea termination costs. The senior operating employee transfer and severance costs resulted in a charge to Other Expense of $2.4 million. The legal, accounting and other costs related to the proposed KKR transaction resulted in a charge to Other Expense of $2.5 million.

The Company’s net working capital balance increased $42 million to $427 million as at December 31, 2004 from $385 million at December 31, 2003. The rise is primarily the result of an increase in inventory from the third quarter to the fourth quarter of 2004 of approximately $30 million. The inventory increase occurred primarily because of a buildup of finished goods related to retail sales in January as well as the delayed receipt of raw materials, including steel, molded door facings and pine products, from offshore sources due to earlier shipping capacity shortages that occurred throughout 2004.

In view of the shareholder meeting on Friday February 18th, the Company will not be hosting a fourth quarter and year end results conference call.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 80 facilities in seventeen countries in North America, South America, Europe, Asia and Africa and has approximately 14,000 employees. The Company sells its products to customers in over 50 countries.

This press release and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company disclaims any responsibility to update these forward-looking statements.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt-to-equity ratio, EBITDA, EBIT and earnings measures excluding non-recurring items. In this press release EBITDA is defined as earnings before depreciation and amortization; other expense; interest; income taxes; and non-controlling interest. EBIT is defined as earnings before other expense; interest; income taxes; and non-controlling interest. EBITDA and EBIT margin are defined as EBITDA and EBIT divided by sales, respectively. Organic growth is defined as sales growth excluding the impact of acquisitions in the period. Debt to equity ratio is defined as interest bearing debt, net of cash, divided by Shareholders’

equity. Net working capital is defined as total current assets less total current liabilities. Certain figures have been reclassified to conform with the current basis of presentation.

For more information contact:

John Ambruz
Executive Vice-President, Strategic Development
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31
(In thousands of U.S. dollars except per share amounts)

	2004	2003

Sales	$2,199,865	$1,777,238

Cost of sales	1,722,711	1,380,178

	477,154	397,060

Selling, general and administration	188,126	162,166

Income before the undernoted	289,028	234,894

Depreciation and amortization	63,914	48,561

Income before other expense, interest and income taxes	225,114	186,333

Other expense	7,703	3,145

Interest	39,968	35,536

	177,443	147,652

Income taxes	42,653	34,464

	134,790	113,188

Non-controlling interest	6,839	5,517

Net income	127,951	107,671

Earnings per share:

Basic	$2.34	$2.00

Diluted	$2.29	$1.95

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Period of three months ended December 31
(In thousands of U.S. dollars except per share amounts)

	2004	2003

Sales	$570,162	$455,897

Cost of sales	445,396	354,298

	124,766	101,599

Selling, general and administration	47,474	39,338

Income before the undernoted	77,292	62,261

Depreciation and amortization	19,569	12,544

Income before other expense, interest and income taxes	57,723	49,717

Other expense	9,639	2,746

Interest	11,097	8,407

	36,987	38,564

Income taxes	7,955	8,376

	29,032	30,188

Non-controlling interest	1,691	990

Net income	27,341	29,198

Earnings per share:

Basic	$0.50	$0.54

Diluted	$0.49	$0.53

UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31	December 31
	2004	2003

ASSETS
Cash	$86,488	$129,676
Accounts receivable	257,234	258,264
Inventories	421,786	321,145
Prepaid expenses	16,695	17,185
Current future income taxes	19,653	29,318

	801,856	755,588

Property, plant and equipment	931,180	752,110
Goodwill and other intangibles	321,378	130,475
Other assets	40,580	46,663
Long-term future income taxes	13,491	8,315

	1,306,629	937,563

	$2,108,485	$1,693,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$19,082	$6,608
Accounts payable and accrued liabilities	319,719	301,484
Income taxes payable	11,509	27,013
Current portion of long-term debt	24,834	35,498

	375,144	370,603

Long-term debt	593,363	447,260
Long-term future income taxes	134,662	106,662
Non-controlling interest	88,368	35,986

	1,191,537	960,511

Share capital	271,126	266,870
Contributed surplus	587	191
Retained earnings	529,611	403,525
Cumulative translation adjustments	115,624	62,054

	916,948	732,640

	$2,108,485	$1,693,151

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)

	December 31	December 31
	2004	2003

COMMON SHARES
Balance at beginning of period	$266,870	$257,325
Issued	4,750	9,545
Purchased for cancellation	(494)	—

Balance at end of period	$271,126	$266,870

CONTRIBUTED SURPLUS
Balance at beginning of period	$191	$—
Stock-based compensation awards	396	191

Balance at end of period	$587	$191

RETAINED EARNINGS
Balance at beginning of period	$403,525	$295,854
Net income	127,951	107,671
Premium paid on common shares purchased for cancellation	(1,865)	—

Balance at end of period	$529,611	$403,525

CUMULATIVE TRANSLATION ADJUSTMENTS
Balance at beginning of period	$62,054	$(738)
Unrealized gain on translation of net investments in foreign operations	53,570	62,792

Balance at end of period	$115,624	$62,054

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Year ended December 31
(In thousands of U.S. dollars)

	2004	2003

Cash provided by (used in) operating activities
Net income for the period	$127,951	$107,671
Depreciation and amortization	63,914	48,561
Non-controlling interest	6,839	5,517
Cash reinvested in working capital and other	(51,809)	(6,977)

	146,895	154,772

Cash provided by (used in) investing activities
Proceeds from sale of assets	10,381	13,947
Acquisitions	(253,897)	(4,476)
Additions to property, plant and equipment	(59,519)	(49,454)
Other investing activities	(14,775)	(8,748)

	(317,810)	(48,731)

Cash provided by (used in) financing activities
Net issuance of common shares	2,391	9,545
Increase in bank and other indebtedness	12,474	2,357
Net issue (repayment) of long-term debt	96,249	(51,140)
Financing fees	(3,227)	—

	107,887	(39,238)

Net foreign currency translation adjustment	19,840	15,229

(Decrease) increase in cash	(43,188)	82,032

Cash, beginning of period	129,676	47,644

Cash, end of period	$86,488	$129,676

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Period of three months ended December 31
(In thousands of U.S. dollars)

	2004	2003

Cash provided by (used in) operating activities
Net income for the period	$27,341	$29,198
Depreciation and amortization	19,569	12,544
Non-controlling interest	1,691	990
Cash (reinvested in) from working capital and other	(27,829)	68,963

	20,772	111,695

Cash provided by (used in) investing activities
Proceeds from sale of assets	455	11,573
Additions to property, plant and equipment	(15,883)	(12,242)
Other investing activities	(5,399)	(6,635)

	(20,827)	(7,304)

Cash provided by (used in) financing activities
Net issuance of common shares	160	3,778
Decrease in bank and other indebtedness	(905)	(4,741)
Repayment of long-term debt	(50,999)	(7,759)

	(51,744)	(8,722)

Net foreign currency translation adjustment	13,202	4,063

(Decrease) increase in cash	(38,597)	99,732

Cash, beginning of period	125,085	29,944

Cash, end of period	$86,488	$129,676

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Year ended December 31
(In thousands of U.S. dollars)

	2004	2003

Sales
North America	$1,760,317	$1,434,055
Europe and other	487,625	380,573
Intersegment	(48,077)	(37,390)

	$2,199,865	$1,777,238

Segment operating income
North America	$207,014	$179,142
Europe and other	54,212	37,580

	261,226	216,722

Expenses
General	36,112	30,389
Interest	39,968	35,536
Other expense	7,703	3,145
Income taxes	42,653	34,464
Non-controlling interest	6,839	5,517

	133,275	109,051

Net income	$127,951	$107,671

Product line segment data

Sales:
Interior products	$1,364,683	$1,164,563
Exterior products	835,182	612,675

	$2,199,865	$1,777,238

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended December 31
(In thousands of U.S. dollars)

	2004	2003

Sales
North America	$452,494	$365,762
Europe and other	131,819	99,916
Intersegment	(14,151)	(9,781)

	$570,162	$455,897

Segment operating income
North America	$51,859	$50,701
Europe and other	15,382	6,805

	67,241	57,506

Expenses
General	9,518	7,789
Interest	11,097	8,407
Other expense	9,639	2,746
Income taxes	7,955	8,376
Non-controlling interest	1,691	990

	39,900	28,308

Net income	$27,341	$29,198

Product line segment data

Sales:
Interior products	$368,860	$305,504
Exterior products	201,302	150,393

	$570,162	$455,897